

Mail Stop 6010

March 26, 2008

<u>Via U.S. Mail and Facsimile to (781) 848-5106</u>

Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

      Re: **Haemonetics Corporation**
             Form 10-K for the Fiscal-Year ended March 31, 2007
             Filed May 25, 2007
             Form 8-K filed January 31, 2008
             File No. 000-14041

Dear Mr. Lindop:

We have reviewed your response dated February 27, 2008 and additional filings and have the following comment. Where indicated, we think you should revise your future documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 31, 2008

1.   Please refer to our prior comment 1. We note your response to our comments and your proposed presentation of non-GAAP measures included in Exhibit I. The proposed presentation may be confusing to investors as it continues to present your non-GAAP measures in a form *similar* to an income statement. Additionally, **each** non-GAAP measure presented should include a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for **historical** non-GAAP measures presented, to the most directly comparable GAAP measure and a statement disclosing the reasons why the registrant's management believes that presentation of **each** non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations. This applies to every amount that you present as a non-GAAP measure, including per share amounts. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for **each** non-GAAP measure you present.

·   To eliminate investor confusion, please remove the non-GAAP income statement format presentation from future filings and instead disclose and appropriately reconcile only those non-GAAP measures specifically used by management (for example, non-GAAP net income) that you wish to highlight for investors.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant